09059310

ES
E COMMISSION
20549

SEC Mail Processing Section MAR 02 2009 Washington, DC 104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Optiver US LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 E. Randolph Street, 13th Floor
(No. and Street)

Chicago (City) IL (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Shelly 312 - 821-9277
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name — *if individual, state last, first, middle name)*

14300 Ravinia, Suite 200 (Address) Orland Park (City) IL (State) 60462 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Amy Shelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optiver US LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ALLISON M KELLEY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/16/11

Signature

Director of Finance

Title

2/23/09
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors Report on Internal Control Structure

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OPTIVER US LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2008

(Filed as Confidential Information Pursuant to Rule 17-a-5(d) under the Securities Exchange Act of 1934)

OPTIVER US LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

CONTENTS

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Member of
Optiver US LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Optiver US LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Optiver US LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 25, 2009
Orland Park, Illinois

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

OPTIVER US LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

(in 000's)

Assets		
Cash and cash equivalents	$	46,222
Receivables from broker-dealers and futures commission contracts		392,041
Securities owned, at market value		189,086
Membership in exchanges, at lower of cost or market (market value $5,564)		5,022
Fixed assets, net of accumulated depreciation ($6,314)		16,554
Due from affiliates		1,077
Other assets		2,303
Total assets	$	652,305
Liabilities and Member's Equity		
Securities sold, not yet purchased, at market value	$	542,685
Accounts payable and accrued liabilities		18,632
Due to affiliate		2
Total liabilities		561,319
Member's equity		90,986
Total liabilities and member's equity	$	652,305

See notes to statement of financial condition.

OPTIVER US LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2008

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Optiver US LLC (the "Company") was organized on August 5, 2003 under the Limited Liability Company Act of Illinois. The business of the Company is primarily to engage as a market maker and a trader in stocks, stock options, futures and options on futures listed on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various stock options and futures exchanges. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and commodity futures commission merchants.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

Cash and Cash Equivalents

During the year, the Company had bank and money market balances in financial institutions that, at times, exceeded federally insured limits. The Company has not experienced any losses on such accounts and is of the opinion that the solvency of the financial institutions is not of particular concern at this time.

Depreciation

Equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is treated as a partnership for income tax purposes and does not incur income taxes. As a result, the statement of financial condition does not reflect a liability for income taxes.

NOTE 2. FAIR VALUE

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

Fair Value Measurements on a Recurring Basis
As of December 31, 2008
(in 000's)

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Cash and cash equivalents	$ 46,222	-	-	-	$ 46,222
Receivables from broker-dealers and futures commision merchants	392,041	-	-	-	392,041
Receivables, other	831	-	-	-	831
Securities owned	189,086				189,086
TOTALS	**$ 628,180**	**-**	**-**	**-**	**$ 628,180**
LIABILITIES					
Securities sold, not yet purchased	$ 542,685				$ 542,685
TOTALS	**$ 542,685**	**-**	**-**	**-**	**$ 542,685**

Fair Value Option

FASB Statement No. 159 provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been elected for certain financial instruments that are not accounted for at fair value under other applicable accounting guidance.

At January 1, 2008, the Company elected the fair value option on a prospective basis for certain exchange memberships required for trading on specific exchanges and receiving member rates.

The following table presents a summary of financial assets for which the fair value option has been elected:

	Gains/Losses Principal Transactions	Losses Other Income	Total Changes in Fair Value
ASSETS			
Membership in exchanges	-	$ (3,930)	$ (3,930)

NOTE 4. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements at December 31, 2008 were comprised of the following:

	(in 000's)
Computers	$ 10,228
Software	419
Office equipment	233
Office furniture	1,554
Artwork	158
Leasehold improvements	10,276
Less: accumulated depreciation	(6,314)
Total	$ 16,554

NOTE 5. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, are stated at quoted market values and are comprised of the following:

	(in 000's)	
	Owned	Sold, not yet purchased
Equities	$ 7,385	$ 126,341
Options	181,701	416,344
Total	**$ 189,086**	**$ 542,685**

NOTE 6. RETIREMENT PLAN

The Company has a qualified defined contribution plan for the eligible employees. Contributions are made at the discretion of the Board of Directors. All employees are eligible to participate after meeting age and length of service requirements. During the year ended December 31, 2008, the Company made a contribution to the plan of $ 233.

NOTE 7. DUE TO AND DUE FROM AFFILIATES

Due to and from affiliates consists of non-interest bearing transactions with entities affiliated with the Company through common ownership. The amounts are uncollateralized and due on demand.

NOTE 8. OPERATING LEASES

The Company leases office space under a noncancelable operating lease that expires in April, 2018. The lease calls for specified rent increases in future years. Also, the lessor agreed to abate eight months rent. Total rent expense is being recorded on the straight-line basis over the term of the lease.

Future minimum lease payments are as follows:

		(in 000's)
2009	$	381
2010		393
2011		405
2012		417
2013		428
Future payments		1,993
Total	$	4,017

Rent expense (including other short term leases for office space) for the year ended December 31, 2008 was $381.

NOTE 9. CONTINGENT LIABILITIES

The Company is being investigated by the Commodity Futures Trading and Commission ("CFTC") with respect to potential manipulation in trading energy contracts during a one month period in early 2007. Based upon facts available, a fine of $6,300 was accrued. The Company is subject to three class actions suits mirroring the claims made by the CFTC for market manipulation and attempted market manipulation. Finally, the Company is subject to an investigation from the Department of Justice regarding the same charges by the CFTC. Management is of the opinion that there is a valid defense and will not incur any adverse findings in either the class action or the investigation.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Under this rule, the Company is required to maintain "minimum net capital" equivalent to 1,000% or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms are defined. At December 31, 2008, the Company had net capital of $1,934 which was $692 greater than its required net capital of $1,242. The Company's net capital ratio was 9.635 to 1.00.

NOTE 11. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES, AND PRIVILIGES

The Company's Operating Agreement specifies the following information relation to its members:

- Member's liability limitation
- Rights and obligations of members
- Member's contributions to the Company and capital accounts
- Allocations, income tax, distributions, elections and reports of members
- Transferability and redemption of member's interests
- Additional members

NOTE 12. FINANCIAL INSTRUMENTS

Accounting Policies

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration included credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include, swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income and member's equity as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition. The unrealized gains for delayed-delivery generally are recorded in the statement of financial condition net unrealized losses by the counterparty.

Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. The financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options and delayed deliveries. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and swaps is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

Derivative Financial Instruments Used for Purposes Other than Trading

The Company enters into derivative contracts to economically hedge exposures or to modify the characteristics of financial instruments or transactions.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition. Unrealized gains or losses on such derivative contracts are recognized in the statement of income and member's equity currently as trading revenues.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 13. GUARANTEES

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on charges in an underlying (such as an interest or foreign exchange rate, security or commodity prices,

and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FIN 45. Derivatives that meet the FIN 45 definition of guarantees include certain written options. Since the Company does not track the counterparties' purpose for entering into a derivative contact, it has disclosed derivative contracts that are likely to be used to protect against a charge in an underlying financial instrument, regardless of their actual use.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these agreements and believes that any potential requirement to make payments under these agreements is remote.